Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

DeFi Technologies Inc. (“DeFi” or the “Company”)

333 Bay Street,

Suite 2400,

Toronto, ON M5H 2T6

ITEM 2	Date of Material Change:

December 22, 2025

ITEM 3	News Release:

A news release was issued by the Company on December 22, 2025, and subsequently filed on SEDAR+.

ITEM 4	Summary of Material Change:

The Company announces that effective as of December 22, 2025, Stefan Hascoet has resigned from the board of directors of the Company.

ITEM 5	Full Description of Material Change:

On December 22 2025, the Company announced that Stefan Hascoet has resigned from the board of directors of the Company.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

Not applicable.

ITEM 8	Executive Officer:

Johan Wattenstrom
Chief Executive Officer
 ir@defi.tech

ITEM 9	Date of Report:

December 22, 2025